SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

 July 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Jeff Long

Re:
Ironwood Institutional Multi-Strategy Fund LLC (File No. 811-22463)
Ironwood Multi-Strategy Fund LLC (File No. 811-22464)

Dear Mr. Long:

On behalf of Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”) and Ironwood Multi-Strategy Fund LLC (the “Feeder Fund” and each, a “Fund” and collectively, the “Funds”), this letter responds to the telephonic comments provided on July 15, 2024 by Mr. Jeff Long of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the annual report to shareholders (each, an “Annual Report” and collectively, the “Annual Reports”) of each Fund, for the fiscal year ended April 30, 2023.

The Staff’s comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the relevant Annual Report(s).

Comment 1: In the “Directors” section of each Annual Report, please include a statement that additional information about the directors is available in each Fund’s Statement of Additional Information in accordance with Item 24, Instruction 4(f) of Form N-2.

Response: In response to the Staff’s comment, each Fund will include the relevant disclosure in future shareholder reports in accordance with Item 24, Instruction 4(f) of Form N-2.

Comment 2: In the Consolidated Schedule of Investments of the Master Fund, to the extent the Master Fund has investments in money market funds, please list which class of shares of such money market funds the Master Fund is invested in.

Response: In response to the Staff’s comment, each Fund will list in future shareholder reports which class of shares of any money market funds the Master Fund is invested in.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission
July 18, 2024

Comment 3:  In the certifications of the Funds filed as Exhibit (a)(2), please revise the reference in paragraph 4(d) from the “during the second fiscal quarter of the period covered by this report” to “during the period covered by this report” in accordance with Item 16(b) of Form N-CSR.

Response:  In response to the Staff’s comment, each Fund will revise the relevant disclosure in future shareholder reports in accordance with Item 16(b) of Form N-CSR.

Comment 4:  Please include a statement that each Fund files a complete schedule of its portfolio holdings on Form N-PORT in accordance with Item 24, Instruction 6(b) of Form N-2.

Response:  In response to the Staff’s comment, each Fund will include the relevant disclosure in future shareholder reports in accordance with Item 24, Instruction 6(b) of Form N-2.

* * *
Please do not hesitate to contact me at (212) 839-8673 if you have comments or if you require additional information regarding the Annual Reports.

Respectfully submitted,

/s/ Nathan J. Greene
Nathan J. Greene (as Attorney for the Funds)

cc:	Alison Sanger Martha Boero Michael Mazur Louisa Kiu